NATIONAL INSTRUMENTS CORPORATION
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE
COMMISSION COMMENTS AS SET FORTH IN THE STAFF’S LETTER
DATED MAY 17, 2012

This Memorandum sets forth the response of National Instruments Corporation (the “Company”, “we”, “us”, or “our”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated May 17, 2012.

This Memorandum is being filed via EDGAR.  For your convenience, the Company has incorporated the Staff’s comments in bold typeface before each of its responses.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 1.  Operations and Summary of Significant Accounting Policies

Revenue Recognition

Commission Staff Comment #1

We note that on January 1, 2011, you prospectively adopted accounting rules that changed the criteria for separating consideration in multiple-deliverable arrangements. Please confirm that your disclosures contemplate your adoption of the guidance in both ASU 2009-13 and 2009-14. Also, tell us how you considered the applicability of the guidance in ASU 2009-14, particularly as it relates to your arrangements that include the sale of both hardware and software, in concluding that such arrangements are still within the scope of ASC 985-605. To the extent that these arrangements should be excluded from the software revenue recognition guidance, please revise your disclosure accordingly to clarify as such in future filings.

Response to Comment No. 1

We confirm that on January 1, 2011 we prospectively adopted the guidance in both ASU 2009-13 and ASU 2009-14.

We evaluated the applicability of the guidance in ASU 2009-14.  Certain of our arrangements with our customers include only software elements; we account for such arrangements under ASC 985-605.  Other arrangements with customers may include only hardware; these are outside the scope of ASC 985-605.  For arrangements with customers that include both software and hardware, we have determined that the software is not necessary to deliver the essential functionality of the hardware.  For these arrangements we allocate arrangement consideration in accordance with ASU 2009-13.

The determination that the software is not necessary to deliver the essential functionality of the hardware is supported by the fact that our hardware products are frequently sold without software.

We will revise Note 1 of our financial statements in future 10-K filings to clarify the applicability of ASU 2009-14 with respect to arrangements that include both hardware and software.

Note 15.  Acquisitions

Commission Staff Comment #2

We note that the purchase price for the AWR acquisition consists of a three-year earn-out arrangement under which you may be required to pay between $0 to $29.0 million if AWR achieves certain revenue and operating income targets. We further note that you estimated the fair value of the earn-out arrangement to be $12.0 million at each period end since you acquired AWR on June 30, 2011. Please confirm that you remeasure the fair value of this liability at each reporting date pursuant to the guidance in ASC 805-30- 35-1(b) and if so, tell us whether you considered including disclosures in Note 1 regarding your accounting policy for recording contingent consideration.

Response to Comment No. 2

We confirm that we do re-measure the fair value of the earn-out liability at each reporting date pursuant to ASC 805-30-35-1(b).  We estimated the fair value of the earn-out arrangement to be $12.0 million on the acquisition date of June 30, 2011.  The fair value of the earn-out was estimated using probability-weighted revenue and operating income projections.  For the periods since June 30, 2011, the operations of AWR have achieved revenue and operating income very close to the amounts anticipated in the projections used for the initial calculation of the fair value of the earn-out.  Therefore the re-measurement at each period end did not result in a significant change to the initial estimated fair value, and, accordingly, we did not record any change in the earn-out liability.

In future 10-K filings in our financial statements we will include additional disclosure regarding our accounting policy for contingent consideration in Note 1 Operations and Summary of Significant Accounting Policies.

General Matters

In addition, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

National Instruments Corporation

By:  /s/ Alex Davern

Alex Davern,
Chief Financial Officer